File No. 070-10274

                          (As filed January 28, 2005)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC
                        (Post Effective Amendment No. 1)
                             APPLICATION/DECLARATION
                                  ON FORM U-1/A
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935






                               KeySpan Corporation
------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)

                              KeySpan Corporation
                              -------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
                     (Name and address of agent for service)

                        POST EFFECTIVE AMENDMENT NO. 1 TO
                          APPLICATION/DECLARATION UNDER
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by order dated November 7, 2000 (Holding Co. Act Release 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Release No. 27281) (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.


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     By order dated December 18, 2003, the Commission  issued an order,  Release
No. 35-27776 in File No. 70-10129 (the "Financing Order"), based on the Application-Declaration on Form U-1/A filed in that proceeding on December 17,
2003  (the   "Financing   Application"),   that   authorized   KeySpan  and  its
Subsidiaries[1] to engage in a program of external and intrasystem transactions, including, among other things, the authorization to engage in certain types of credit support arrangements through December 31, 2006 (the "Authorization Period"). The Financing Order expressly provides in relevant part that KeySpan is authorized to:

          ... enter into Guarantees, Performance Guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable the Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $ 4.0 billion outstanding at any one time (excluding obligations exempt under rule 45) ("Guarantee Financing Limit").

                                      * * *

          Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

     By order dated January 7, 2005, the Commission issued an order, Release No. 35-27936 in File No. 70-10274 (the "KSI Order"), based on the Application/Declaration on Form U-1/A filed in this proceeding, that authorized certain transactions involving the continued maintenance of certain existing guarantees by KeySpan in favor of certain non-utility subsidiaries subsequent to divestment of such non-utility companies. The companies KeySpan stated would be divested include Delta KeySpan, LLC, Granite State Plumbing & Heating, LLC and Northern Peabody, LLC, each of which are or were, as the case may be, indirect non-utility subsidiaries of KeySpan Services Inc. ("KSI"), a wholly owned, indirect non-utility subsidiary of KeySpan. In addition, pursuant to the KSI Order, the Commission reserved jurisdiction over the continued maintenance of certain other existing guarantees with respect to the divestiture of the following KSI non-utility subsidiaries (collectively, the "KSI Subsidiaries"):

     WDF Inc. ("WDF") - a New York corporation which provides mechanical contracting services to large scale commercial, institutional and industrial customers in the New York area. Its services are primarily the design, construction, alteration, maintenance and repair of plumbing and HVAC systems including related piping installation and welding.

--------
1 "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries, the Intermediate
     Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises) and the Non-Utility Subsidiaries.


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


     Binsky & Snyder, LLC (along with its subsidiary,  Binsky & Snyder Plumbing,
LLC) (collectively, "Binsky") - a Delaware limited liability company and a specialty mechanical contractor which installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey. Binsky & Snyder, LLC also provides specialty mechanical contracting services involving process piping work for non-HVAC purposes which is beneficial in attracting and retaining customers for its HVAC business.

     Binsky and Snyder Service, LLC ("Binsky Service") - a Delaware limited liability company and engaged in installing HVAC systems for commercial and industrial customers located primarily in New Jersey.

     As further described below, KeySpan (the "Applicant") now intends to engage in certain transactions involving the divestiture of one or more of the KSI Subsidiaries, which will involve the continued maintenance of certain of the KSI non-utility guarantees. KeySpan expects to sell such KSI Subsidiaries to individuals, groups, or corporations. KeySpan proposes to maintain such existing guarantees after the divestiture of the KSI Subsidiaries.

     KeySpan now requests release of jurisdiction over the foregoing matter so that, as discussed below, the Applicant may enjoy the flexibility to respond quickly and efficiently to its capital needs and to changes in market conditions through the divestiture of KeySpan's non-core businesses, thereby allowing KeySpan to efficiently and effectively carry on its core business activities designed to provide benefits to customers and shareholders.

KSI Non-Utility Subsidiary Guarantees Transaction

     With respect to WDF, Binsky and Binsky Service, KeySpan presently has in place the guarantees issued by KeySpan in favor of these companies as set forth in Exhibit G hereto (the "KSI Non-Utility Subsidiary Guarantees").

     Applicant proposes to divest itself from time to time of one or more KSI Subsidiaries in one or more transactions involving the sale of assets and/or securities to certain unaffiliated third parties. As noted above, certain of these KSI Subsidiaries are the beneficiaries of the KSI Non-Utility Subsidiary Guarantees. Upon divestiture, Applicant intends to maintain in place any then existing KSI Non-Utility Subsidiary Guarantees in accordance with the terms of the contractual obligations associated therewith.

     In connection with any such proposed divestiture, the terms of these previously issued and authorized KSI Non-Utility Subsidiary Guarantees would not change in any respect. No new guarantees and indemnities would be issued in connection with any such proposed divestiture. Finally, such KSI Non-Utility Subsidiary Guarantees would remain in place only for an interim period until the


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


completion of a project and the expiration of any associated warranty period in accordance with contractual obligations. The original aggregate value of the issued KSI Non-Utility Subsidiary Guarantees was approximately $405 million. The presently outstanding aggregate exposure of the KSI Non-Utility Subsidiary Guarantees has been substantially reduced and as of December 31, 2004 is approximately $191 million.

     Each of the KSI Non-Utility Subsidiary Guarantees operates in accordance with the terms of its respective contract. Generally, an A-rated national surety company issues a bond for the estimated dollar amount needed to complete a particular work project. KeySpan issues performance guarantees to the respective KSI Subsidiary for the value of the bond. In the event that the work project cannot be completed and the surety company needs to collect some, or all, of the bond dollar amount from the KSI Subsidiary, KeySpan could be liable for some, or all, of that dollar amount provided by such performance guarantee.

     Each of the KSI Non-Utility Subsidiary Guarantees have varying terms, and in certain cases the term has no date certain but is set to expire upon completion of the work project. In any event, based on present contract terms with respect to each of the KSI Subsidiaries, none of the KSI Non-Utility Subsidiary Guarantees, including any associated warranty period, are expected to terminate later than the dates set forth below:

         WDF                        March 31, 2011
         Binsky                     June 30, 2007
         Binsky Service             February 28, 2007

     KeySpan asserts that it is in the best interests of KeySpan and its shareholders for the Applicant to maintain the KSI Non-Utility Subsidiary Guarantees in place after the proposed divestiture of the KSI Subsidiaries. WDF, Binsky and Binsky Service, in the aggregate, have incurred losses before income taxes of approximately $2.67 Million for the year ended December 31, 2003. For the nine months ended September 30, 2004, the aggregate losses before income taxes attributable to these companies incurred by KeySpan was approximately $12.7 million.

     In addition, in connection with the preparation of third quarter financial statements, KeySpan conducted an evaluation of the carrying value of goodwill recorded on its books with respect to the KSI Subsidiaries. KeySpan records goodwill on purchased transactions, representing the excess of acquisition cost over the fair value of net assets acquired. As prescribed in SFAS 142 "Goodwill and Other Intangible Assets", KeySpan is required to compare the fair value of a reporting unit to its carrying amount, including goodwill. This evaluation is required to be performed at least annually, unless facts and circumstances indicate that the evaluation should be performed at an interim period during the year.



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

     Based upon the results through September 30, 2004 experienced by the KSI Subsidiaries and management's opinion that it was likely that the KSI
Subsidiaries would be sold in the coming months, management concluded that KeySpan was required under paragraph 28 of SFAS 142, to evaluate the goodwill recorded with respect to the KSI Subsidiaries in connection with the preparation and review of its financial statements for the quarter.[2]

     As a result of this interim evaluation, KeySpan recorded a non-cash goodwill impairment charge related to these companies of approximately $66.3 Million in September 2004.

     As of December 31, 2004, these companies had outstanding net intercompany balances of approximately $76 Million, in the aggregate. As part of the divestiture transactions, such amount will be written off and absorbed by KeySpan and no KeySpan subsidiary will fund or otherwise be required to absorb any part of such amount.

     Based on the historical operating performance and KeySpan's operating projections for the KSI Subsidiaries, KeySpan reasonably believes that if it were to retain these businesses, the risk of potential future losses, in the aggregate, could exceed KeySpan's exposure from the maintenance of the KSI Non-Utility Subsidiary Guarantees should it be required to perform under such guarantees. In addition, based on this operating performance, KeySpan also believes that it is necessary to keep the KSI Non-Utility Subsidiary Guarantees in place for WDF, Binsky and Binsky Service in order to maximize the value received for each such company upon divestiture.

--------
2    Paragraph 28 of SFAS 142 states in relevant part as follows:

     Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

a.   A significant adverse change in legal factors or in the business climate;

b.   An adverse action or assessment by a regulator;

c.   Unanticipated competition;

d.   A loss of key personnel;

e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

f. The testing for recoverability under Statement 121 of a significant asset group within a reporting unit;

g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.


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


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Applicant considers Sections 6 and 7, and Rule 54 of the Act to be applicable to the proposed transactions described herein. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the transactions described herein, Applicant requests such approval and demonstrates compliance herein.


Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2004, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $ 1,129,251,000. With respect to Rule 53(a)(1), the Commission determined in the Financing Order (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was


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


predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Financing Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.13 billion as of
September 30, 2004. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through September 30, 2004. As of September 30, 2003, the most recent period for which financial statement information was evaluated by the Commission in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of September 30, 2004, KeySpan's consolidated capitalization consisted of 42.36% equity and 57.64% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Present Financing Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to retained earnings of approximately $665 million as of September 30, 2004. KeySpan's EWG and FUCO investments have been profitable, in the aggregate, for all quarterly periods from December 31, 2000 through September 30, 2004. Accordingly, since the date of the Financing Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

ITEM 4.  REGULATORY APPROVALS

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


ITEM 5.  EXHIBITS AND FINANCIAL STATEMENTS





Exhibits


A    Not applicable

B    The Non-Utility Subsidiary Sale Agreement (to be filed by amendment)

C    Not applicable

D    Not applicable

E    Not applicable

F    Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

G    KSI Non-Utility Subsidiary Guarantees (filed on a confidential basis)

H    Exhibit H (filed on a confidential basis)

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ITEM 6.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The transactions described herein do not involve a "major federal action" nor will any such transaction "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the transactions described herein will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions described herein.





                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.


                                               KEYSPAN CORPORATION


                                               /s/John J. Bishar, Jr.
                                               --------------------------------
                                               John J. Bishar, Jr.
                                               Senior Vice President, Secretary
                                               and General Counsel











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